December 14, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Attention: Stacie D. Gorman

Mail Stop 4561

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Industrial Income Trust Inc.
Amendment No. 3 to Registration Statement on Form S-11
Filed May 22, 2009
File No. 333-159445

Ladies and Gentlemen:

On behalf of Industrial Income Trust Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 3 to the above referenced Registration Statement (the “Registration Statement”) on Form S-11 (“Amendment No. 3”).

Amendment No. 3 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Evan H. Zucker of the Company dated November 20, 2009 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with 6 copies of Amendment No. 3, which have been marked to indicate the location of changes from Amendment No. 2 to the Registration Statement filed on November 2, 2009, together with copies of this response letter as filed with the Commission.

The Sponsor, page 8

1. We note your response to our prior comment 7. Please revise your prospectus to describe the role of Blue Mesa Capital LLC. While Blue Mesa Capital LLC has transferred ownership, it still took the initiative in founding you. Please see Rule 405 of the 1933 Act and Item 11(d) of Form S-11.

Industrial Income Trust Inc.

December 14, 2009

Response to Comment 1

The Company has added the following disclosure in the section titled “Prospectus Summary – The Sponsor” on page 8 of Amendment No. 3 in response to the Staff’s comment:

The Sponsor

Our Sponsor was formed as a Delaware limited liability company on May 12, 2009. The Sponsor currently owns 200 shares of our common stock, which were originally purchased by Blue Mesa Capital LLC, an affiliate of one of the owners of the Sponsor, and subsequently transferred to the Sponsor. The Sponsor also contributed $1,000 to the Operating Partnership in connection with its formation. The Sponsor, which owns the Advisor, is presently directly or indirectly owned by John A. Blumberg, James R. Mulvihill and Evan H. Zucker and/or their affiliates and the Sponsor is jointly controlled by Messrs. Blumberg, Mulvihill and Zucker and/or their affiliates.

Investment Strategy, Objectives and Policies, page 56

Target Market and Submarket Selection, page 56

2. We note your response to comment 10 of our letter dated September 10, 2009. According to the supporting materials, in Item 2, it appears that the New York/New Jersey port is the third largest port. Please revise or advise.

Response to Comment 2

The Company has revised the disclosure in the section titled “Investment Strategy, Objectives and Policies – Target Market and Submarket Selection” under the bullet “New York/New Jersey” on page 57 of Amendment No. 3 by deleting the reference to “Second busiest port …” and replacing it with “Third busiest port …”.

Prior Performance of the Advisor and its Affiliates, page 103

3. Please consider updating your disclosure in this section through September 30, 2009.

Response to Comment 3

The Company has updated the disclosure in the section titled “Prior Performance of the Advisor and its Affiliates” through September 30, 2009, as appropriate, beginning on page 102 of Amendment No. 3.

Industrial Income Trust Inc.

December 14, 2009

Appendix A: Prior Performance Tables, page A-1

4. We note your response to comment 13 of our letter. In response to our comment, you state that you did not include American Real Estate Investment Corp. because it closed its last public offering of securities more than five years ago. However, based on your disclosure on page 104, it appears that this offering may have closed in August 2004. We note that the tables should present five years of historical disclosure from December 31, 2008. Please revise the tables, as appropriate, to include this disclosure or add disclosure to page 104 to clarify when the offering closed.

Response to Comment 4

The Company advises the Staff that affiliates of the Sponsor have not controlled or been affiliated with American Real Estate Investment Corp. since at least 2001. The Company has added the following disclosure in the section titled “Prior Performance of the Advisor and its Affiliates” in the fifth paragraph on page 103 of Amendment No. 3:

American Real Estate Investment Corp. (which became Keystone Property Trust, NYSE: KTR), raised approximately $93 million of equity capital (including approximately $11 million in its initial public offering and approximately $82 million in connection with the acquisition of real estate) from approximately 130 investors and was acquired by ProLogis Trust (NYSE: PLD) in August 2004. American Real Estate Investment Corp. has not been controlled by, or affiliated with, affiliates of the Sponsor since at least 2001. American Real Estate Investment Corp. purchased 21 real estate projects with a total cost of approximately $173 million, consisting of industrial properties (comprising 25% of the total amount of the REIT’s projects), multifamily properties (comprising 36% of the total amount of the REIT’s projects), office properties (comprising 28% of the total amount of the REIT’s projects) and retail properties (comprising 11% of the total amount of the REIT’s projects). Of these 21 projects, 15 were located in the Northeastern U.S., 4 were located in the Midwestern U.S., 1 was located in the Southwestern U.S., and 1 was located in the Western U.S.(1) American Real Estate Investment Corp. is no longer considered an affiliate of ours.

Table I, page A-2

5. We note that you have included footnote number 8. We could not locate the reference to the footnote in the table. Please revise or advise.

Response to Comment 5

The Company has replaced footnote number seven with footnote number eight in Table I next to the line item titled “Selling Commissions” on page A-2 of Amendment No. 3 in response to the Staff’s comment.

Industrial Income Trust Inc.

December 14, 2009

Part II. Information Not Required in Prospectus, page II-1

6. We note that you have estimated $7,500,000 in reimbursement to the dealer manager and broker dealers. We further note your disclosure on page 54 in footnote 2 that such amounts may be deemed to be additional underwriting compensation. Please note that Item 511 of Regulation S-K requires an itemized statement of expenses other than underwriting discounts or commissions. Please explain why you believe this amount is appropriate to include in the table.

Response to Comment 6

Pursuant to discussions between Judy Fryer and Sonia Gupta Barros and Stacie Gorman of the Staff, it was determined that it was appropriate to eliminate any underwriting compensation from Item 31 (Other Expenses of Issuance and Distribution) of Part II of Amendment No. 3. Therefore, the Company has (i) deleted the line item “Reimbursement to dealer manager and broker dealers,” (ii) reduced the amount for the “Total” line item in the “Amount” column from $35,000,000 to $27,500,000 by excluding the $7.5 million in non-accountable expense reimbursement of certain organization and offering expenses, and (iii) replaced the disclosure in the footnote which appears after $27,500,000 with the following: “These expenses exclude underwriter discounts, commissions and other underwriting compensation.” In addition, pursuant to these conversations, the Company has revised the table and related footnotes in the section titled “Estimated Use of Proceeds” beginning on page 53 of Amendment No. 3 by creating two new line items, “Underwriting Compensation” and “Other Organization and Offering Expenses” with associated footnotes, under the line item “Organization and Offering Expense Reimbursement.”

Sales Material submitted October 21, 2009

7. We note, in the disclaimer for each document, you state: “Photos depicted of specific buildings are owned by prior investment programs sponsored by Dividend Capital and affiliates.” Please note that you may only use pictures of buildings held by prior programs that were sponsored by your sponsor. Further, the pictures, and the program from which the pictures are derived, must be specifically identified. Finally, please note that you may only utilize one or two pictures of buildings held by other programs.

Response to Comment 7

By separate letter to the Staff dated December 3, 2009, the Company has responded to comments numbered seven through ten in the Comment Letter and provided revised sales materials to the Staff.

PowerPoint Presentation for Potential Investors

8. On page 8, please clarify that investors are not directly investing in commercial real estate.

Industrial Income Trust Inc.

December 14, 2009

Response to Comment 8

Please see the Company’s response to comment number seven above.

9. On page 14, please disclose that your charter does not require you to have a finite date for a liquidity event and does not assure that one will occur and clarify that certain events are subject to shareholder approval. Please make similar revisions to pages 14 and 25 of the broker-dealer presentation and page 2 of the brochure.

Response to Comment 9

Please see the Company’s response to comment number seven above.

Brochure

10. Please ensure that you fill in the missing information once it becomes available and that you submit the revised material for review.

Response to Comment 10

Please see the Company’s response to comment number seven above.

* * *

If you should have any questions about this letter or require any further information, please call me at 212-801-6926.

Sincerely,

/s/ Joseph A. Herz
Joseph A. Herz

cc:	Mr. Troy J. Bloom
Judith D. Fryer, Esq.